UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2016

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TERRAPIN 3 ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

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Delaware	001-36547	46-4388636
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

c/o Terrapin Partners, LLC

1700 Broadway, 18th Floor

New York, New York 10019

(Address of Principal Executive Offices) (Zip Code)

(212) 710-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

General

On July 13, 2016, Terrapin 3 Acquisition Corporation (the “Company”), Yatra Online, Inc. (“Yatra”), T3 Parent Corp. (“TRTL Parent”), T3 Merger Sub Corp. (“TRTL Merger Sub”), MIHI LLC (“MIHI”) and Shareholder Representative Services LLC, solely in its capacity as the Shareholders’ Representative, entered into a Business Combination Agreement (the “Business Combination Agreement”), providing for the combination of the Company and Yatra (the “Transaction”) pursuant to which the Company will become a partially-owned subsidiary of Yatra, a Cayman Islands exempted company limited by shares.

As a result of the Transaction: (i) the holders of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), will receive one ordinary share, par value US$0.0001 per share, of Yatra (the “Yatra Ordinary Shares”) in exchange for each share of Class A Common Stock held by them; (ii) the holders of the Company’s Class F common stock, par value $0.0001 per share (“Class F Common Stock”), will retain their shares of Class F Common Stock in the Company, and will also receive one Class F Share, par value US$0.0001 per share, of Yatra (the “Yatra Class F Shares”) for each share of Class F Common Stock held by them; and (iii) the current holders of shares of Yatra’s capital stock will receive a combination of cash and Yatra Ordinary Shares, based on the liquidation preferences of their currently held Yatra shares. The Yatra Class F Shares will be voting shares only and have no economic rights. Following the consummation of the Transaction, the holders of Class F Common Stock will be entitled to exchange their shares of Class F Common Stock for Yatra Ordinary Shares (on a share for share basis) and, upon such exchange, an equal number of Yatra Class F Shares held by the exchanging shareholder will be surrendered and canceled. Each of the Company’s outstanding warrants will, as a result of the Transaction, cease to represent a right to acquire shares of Class A Common Stock and will instead represent the right to acquire the same number of Yatra Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Transaction (the “Converted Warrants”). In connection with the Transaction, Yatra intends to apply to list the Yatra Ordinary Shares on The NASDAQ Stock Market (“NASDAQ”).

Yatra

Founded in 2006 by venture capital firms and experienced travel industry and technology executives, Yatra is based in Gurgaon, India and is a leading online travel agent and consolidator of travel products. Yatra is one of the fastest growing consumer travel platform and online travel agents in India, with more than four million customers.

The Business Combination Agreement

The Mergers

The Business Combination Agreement provides for two mergers: (i) first, TRTL Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a partially owned subsidiary of TRTL Parent; and (ii) second, immediately following the consummation of the First Merger, TRTL Parent will merge with and into Yatra (such merger, the “Second Merger,” and together with the First Merger, the “Mergers”), with Yatra surviving the Second Merger and the Company becoming a partially owned subsidiary of Yatra.

Merger Consideration

Each share of Class A Common Stock issued and outstanding immediately prior to the effective time of the Mergers (other than any shares canceled pursuant to the Business Combination Agreement or redeemed shares), will be automatically converted into one Yatra Ordinary Share.

Each share of Class F Common Stock issued and outstanding immediately prior to the effective time of the Mergers will remain outstanding as a share of Class F Common Stock, and each holder of Class F Common Stock will also receive one Yatra Class F Share for each share of Class F Common Stock held by such holder. Following the consummation of the Transaction, the holders of Class F Common Stock will be entitled to exchange their shares of Class F Common Stock for Yatra Ordinary Shares (on a share for share basis) and, upon such exchange, an equal number of Yatra Class F Shares held by the exchanging shareholder will be surrendered and canceled.

Each share of capital stock of Yatra issued and outstanding immediately prior to the effective time of the Mergers (consisting of Yatra Ordinary Shares and six series of preference shares) will be converted into a combination of cash and Yatra Ordinary Shares, allocated among such classes and series of shares based on their respective liquidation preferences. The first $100 million of cash received from funds held in the Company’s Trust Account (as defined below) and the $20 million of cash to be received pursuant to the Forward Purchase Contract, as revised by the Forward Purchase Contract Amendment (as such terms are defined below), will be allocated as cash to Yatra’s balance sheet. Any amount greater than $100 million available from the Company’s Trust Account will then be allocated 80% to current shareholders of Yatra and 20% as cash to Yatra’s balance sheet. Cash payments distributed to current Yatra shareholders will be capped at $80 million.

Options to purchase Yatra Ordinary Shares that are issued and outstanding immediately prior to the effective time of the Mergers will remain in effect in accordance with their terms, subject to adjustments to the number of Yatra Ordinary Shares issuable upon exercise, and the applicable exercise price, based on the conversion ratio of the Yatra Ordinary Shares in the Mergers. Each unexercised warrant to purchase Yatra Ordinary Shares outstanding as of immediately prior to the effective time of the Mergers will be treated in accordance with its terms in the Mergers.

Existing shareholders and optionholders of Yatra may receive additional consideration of up to $35 million payable by Yatra upon the achievement of certain financial objectives during the period from January 1, 2017 through June 30, 2018.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties that each of the Company and Yatra has made to each other relating to their respective businesses and, in the case of the Company, its public filings.

Pre-Closing Covenants

The Business Combination Agreement provides for customary pre-closing covenants, including the obligation of each of the Company and Yatra to use its reasonable best efforts to conduct its business in the ordinary course in a manner consistent with past practice in all material respects, and each of the Company and Yatra has agreed not to take certain actions, except as expressly contemplated by other provisions of the Business Combination Agreement, as required by any law or unless the other parties consent in writing.

Yatra Board of Directors

The Business Combination Agreement provides that, upon the consummation of the Mergers, the board of directors of Yatra (the “Yatra Board”) will be comprised of no more than seven directors, at least a majority of whom will qualify as independent directors under the rules promulgated by NASDAQ. The Yatra Board will be divided into three classes. MIHI, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the “TRTL Sponsors”) will have the right to designate three individuals to be nominated for election to serve as directors, one in each of the three classes (collectively, the “TRTL Initial Directors”). Yatra will have the right to designate four individuals to be nominated for election to serve as directors, which individuals will be also be in each of the three classes. Notwithstanding the foregoing, in the event that holders of shares of Yatra as of immediately prior to the consummation of the Mergers shall collectively own less than a majority of the Yatra Ordinary Shares of Yatra immediately following the consummation of Mergers, the size of the Yatra Board shall be increased by two directors, to be appointed by mutual agreement of the TRTL Sponsors and Yatra, each of whom shall be an independent director.

Stockholders’ Meeting

Pursuant to the terms of the Business Combination Agreement, the Company must, as promptly as practicable, call and hold a meeting of the Company’s stockholders for the purpose of seeking its stockholders’ approval of the First Merger and the Business Combination Agreement (the “Stockholders’ Meeting”).

Registration Statement

The Business Combination Agreement provides that as promptly as practicable after the execution of the Business Combination Agreement, the Company and Yatra shall prepare and file with the Securities and Exchange Commission (the “SEC”) (i) the proxy statement/prospectus to be sent to the Company’s stockholders relating to the Stockholders’ Meeting and (ii)  a registration statement on Form F-4 (the “Registration Statement”), of which the proxy statement/prospectus will form a part, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Yatra Ordinary Shares to be issued in the Mergers. Each party has agreed to use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.

Conditions to the Closing of the Transaction

Consummation of the Transaction is subject to customary conditions, including receipt of any necessary governmental consents. Consummation of the Transaction is also subject to other conditions, including (i) the approval of the Company’s stockholders to extend the Company’s duration until December 19, 2016, having been obtained; (ii) the approval of the Company’s stockholders to adopt the Mergers and the Business Combination Agreement having been obtained; (iii) the Registration Statement having been declared effective by the SEC; (iv) the Yatra Ordinary Shares issuable in the Mergers having been approved for listing on NASDAQ; (v) the Company having, in the aggregate, not less than $100.0 million of cash that is available for distribution upon the consummation of the Transaction; (vi) the approval of Yatra’s shareholders having been obtained; (vii) Yatra having received an opinion from BMR Advisors regarding withholding tax issues and having made arrangements reasonably satisfactory to the Company and MIHI to comply with such opinion; and (viii) the warrant agreement with respect to the Company’s outstanding warrants having been amended to provide for the terms of the Converted Warrants.

In addition, the obligation of the Company to consummate the Transaction is subject to the satisfaction or waiver of several other conditions, including: (i) the accuracy of the representations and warranties of Yatra set forth in the Business Combination Agreement (except as would not have a material adverse effect on Yatra); (ii) the performance by Yatra in all material respects of its covenants and agreements in the Business Combination Agreement; (iii) no material adverse effect, and no event or circumstance that would reasonably be expected to result in or cause a material adverse effect, with respect to Yatra shall have occurred; and (iv) delivery by Yatra of executed counterparts of the various transaction agreements to which it is a party.

In addition, the obligation of Yatra to consummate the Transaction is subject to the satisfaction or waiver of several other conditions, including: (i) the accuracy of the Company’s representations and warranties set forth in the Business Combination Agreement (except as would not have a material adverse effect on the Company); (ii) the performance by the Company in all material respects of its covenants and agreements in the Business Combination Agreement; (iii) the Company having delivered to Yatra executed payoff letters for all Company indebtedness; (iv) no material adverse effect, and no event or circumstance that would reasonably be expected to result in or cause a material adverse effect, with respect to the Company shall have occurred; and (v) delivery by the Company and the other parties thereto (other than Yatra) of executed counterparts of the various transaction agreements to which they are a party.

Claims against Trust Account

Under the terms of the Business Combination Agreement, Yatra waived any right to any amount held in the trust account established pursuant to the Investment Management Trust Agreement, dated as of July 16, 2014, by and between the Company and Continental Stock Transfer & Trust Co. (the “Trust Account”), and agreed not to make any claim against any funds in the Trust Account.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated at any time prior to the consummation of the Transaction by mutual consent of the Company and Yatra. In addition, the Business Combination Agreement may be terminated:

•	by either the Company or Yatra if: (i) the First Merger has not been consummated by December 19, 2016; (ii) the approval of the Company’s stockholders to extend the Company’s duration has not been obtained at the meeting of the Company’s stockholders called to consider such proposal; or (iii) the Business Combination Agreement fails to receive approval from the Company’s stockholders at the Stockholders’ Meeting;

•	by Yatra, if the Company, TRTL Parent or TRTL Merger Sub is in breach of the Business Combination Agreement, and such breach is incapable of being cured or is not cured within 30 days of written notice to the Company; or

•	by the Company, if Yatra is in breach of the Business Combination Agreement, and such breach is incapable of being cured or is not cured within 30 days of written notice to Yatra.

Upon termination of the Business Combination Agreement, the Business Combination Agreement would become void and have no effect, without any liability to the parties thereto (other than liability for any intentional breach of the Agreement by a party occurring prior to the termination of the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Yatra or the other parties thereto. In particular, the assertions embodied in representations and warranties by Yatra and the Company contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by Yatra and the Company in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between Yatra and the Company, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Yatra or the Company.

Exchange and Support Agreement

In connection with, and as a condition to the consummation of, the Transaction, the Business Combination Agreement provides that the Company, Yatra and the holders of Class F Common Stock (the “Exchanging Shareholders”) will enter into an Exchange and Support Agreement (the “Exchange and Support Agreement”). Pursuant to the terms of the Exchange and Support Agreement, the Exchanging Shareholders will have the right to from time to time, commencing on the date that is 11 months after the date of the Exchange and Support Agreement, to exchange any or all of their shares of Class F Common Stock for the same amount of Yatra Ordinary Shares. Upon any such exchange, a corresponding number of Yatra Class F Shares will be surrendered to Yatra and canceled. The right to make such exchange will expire on the fifth anniversary of the date of the Exchange and Support Agreement.

The foregoing is a summary of the material terms of the form of Exchange and Support Agreement, and is qualified in its entirety by reference to the full text of the form of Exchange and Support Agreement, a copy of which is included as Exhibit I to the Business Combination Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Investor Rights Agreement

In connection with, and as a condition to the consummation of, the Transaction, the Business Combination Agreement provides that Yatra and certain persons and entities which will hold Yatra Ordinary Shares upon the consummation of the Transaction (including the TRTL Sponsors) (collectively, the “Investors”) will enter into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, Yatra will be obligated to file, after it becomes eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by the Investors of Yatra Ordinary Shares issuable in connection with the Transaction. The Investor Rights Agreement will also provide the Investors with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions.

The Investor Rights Agreement will also provide the TRTL Sponsors the right to nominate an individual for election to the Yatra Board upon the resignation, removal, death or disability of any of the TRTL Initial Directors, as well as the right to re-nominate (i) any of the TRTL Initial Directors who are Class I or Class II directors two successive times and (ii) any of the TRTL Initial Directors who are Class III directors one time (or to designate a replacement for any such person). In addition, subject to applicable law and stock exchange rules, as long as any TRTL designee is serving on the Yatra Board, Yatra will cause at least one director nominated by the TRTL Sponsors to be appointed to each committee of the Yatra Board. The Investor Rights Agreement also provides MIHI with board observation rights for so long as it owns at least 5% of the outstanding Yatra Ordinary Shares.

The foregoing is a summary of the material terms of the form of Investor Rights Agreement, and is qualified in its entirety by reference to the full text of the form of Investor Rights Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amendment to Forward Purchase Contract

In connection with, and as a condition to the consummation of, the Transaction, the Business Combination Agreement provides that the Company and MIHI will enter into an Amendment (the “Forward Purchase Contract Amendment”) to the Forward Purchase Contract, dated July 16, 2014, between the Company and MIHI (the “Forward Purchase Contract”). Pursuant to the terms of the Forward Purchase Contract Amendment, MIHI will agree to purchase one-half of the number of the shares of Class A Common Stock and the number of warrants to purchase shares of Class A Common Stock that it agreed to purchase pursuant to the Forward Purchase Contract, immediately prior to the consummation of the Transaction. MIHI will also forego the right to acquire any shares of Class F Common Stock under the Forward Purchase Contract. As such, MIHI will agree to purchase 2,000,000 shares of Class A Common Stock and 2,000,000 warrants to purchase shares of Class A Common Stock for an aggregate purchase price of $20.0 million.

The foregoing is a summary of the material terms of the form of Forward Purchase Contract Amendment, and is qualified in its entirety by reference to the full text of the form of Forward Purchase Contract Amendment, a copy of which is included as Exhibit G to the Business Combination Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forfeiture Agreement

In connection with, and as a condition to the consummation of, the Transaction, the Business Combination Agreement provides that the Company and the holders of Class F Common Stock will enter into a Forfeiture Letter (the “Forfeiture Agreement”), pursuant to which such holders will forfeit to the Company one-half of the shares of Class F Common Stock held by such holders, effective as of immediately prior to the consummation of the Transaction (except that, because MIHI will forego the right to acquire shares of Class F Common Stock pursuant to the Forward Purchase Contract Amendment, it will forfeit 105,781 of its 1,211,563 shares of Class F Common Stock).

The foregoing is a summary of the material terms of the form of Forfeiture Agreement, and is qualified in its entirety by reference to the full text of the form of Forfeiture Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Investment Banking Letter Agreement

In connection with the execution of the Business Combination Agreement, the Company, Yatra and Macquarie Capital (USA) Inc. (“Macquarie Capital”) entered into an amended and restated letter agreement, dated July 13, 2016 (the “Amended and Restated Investment Banking Letter Agreement”), which amends and restates the letter agreement, dated as of July 16, 2014, between the Company and Macquarie Capital. Pursuant to the Amended and Restated Investment Banking Letter Agreement, Yatra has agreed, until July 16, 2017, to engage Macquarie Capital to act as investment banker on certain potential future transactions.

The foregoing is a summary of the material terms of the Amended and Restated Investment Banking Letter Agreement, and is qualified in its entirety by reference to the full text of the Amended and Restated Investment Banking Letter Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amendment to Underwriting Agreement

In connection with the execution of the Business Combination Agreement, the Company and Deutsche Bank Securities, Inc. (“Deutsche Bank”) entered into a letter agreement, dated July 13, 2016 (the “Amendment to Underwriting Agreement”), which amends the Underwriting Agreement, dated July 16, 2014, between Deutsche Bank and the Company to reduce by 50%, from $0.35 per Unit ($7,451,250 in the aggregate) to $0.175 per Unit ($3,725,625 in the aggregate), the deferred underwriting discount that becomes payable from the Trust Account upon the consummation of the Transaction.

The foregoing is a summary of the material terms of the Amendment to Underwriting Agreement, and is qualified in its entirety by reference to the full text of the Amendment to Underwriting Agreement, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated July 13, 2016, by and among the Company, Yatra, TRTL Parent, TRTL Merger Sub, MIHI and Shareholder Representative Services LLC, solely in its capacity as the Shareholders’ Representative.
10.1	Amended and restated letter agreement, dated July 13, 2016, by and among the Company, Yatra and Macquarie Capital.
10.2	Letter agreement, dated July 13, 2016, between the Company and Deutsche Bank.
* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

Additional information

In connection with the proposed Transaction, Yatra intends to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company that also will constitute a prospectus of Yatra. The Company will mail the proxy statement/prospectus to its stockholders. The Company’s stockholders are urged to read the proxy statement/prospectus regarding the Transaction when it becomes available because it will contain important information regarding the Company, Yatra, the Transaction, the agreements related thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Transaction and other documents filed by the Company or Yatra with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to the Company, c/o Terrapin Partners, LLC, 1700 Broadway, 18th Floor, New York, NY 10019, or by calling the Company at (212) 710-4100.

Participants in the Transaction

The Company, Yatra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company in connection with the proposed Transaction under the rules of the SEC. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016. Information about the directors and executive officers of Yatra and the interests of these participants in the transaction will be included in the proxy statement when it becomes available.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-looking Statements

This report and the information incorporated by reference herein may include certain forward-looking statements, including statements regarding the expected effects on the Company and Yatra of the proposed business combination, the anticipated timing and benefits of the business combination, the anticipated standalone or combined financial results of the Company or Yatra, the anticipated future growth of Yatra or the markets it serves, and all other statements other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the Company’s and Yatra’s managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstance and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: (1) the satisfaction of the conditions to the business combination and other risks related to the completion of the business combination and actions related thereto; (2) the ability of the Company and Yatra to complete the business combination on anticipated terms and schedule, including the ability to obtain stockholder or regulatory approvals of the business combination and related transactions; (3) risks relating to any unforeseen liabilities of the Company or Yatra; (4) the amount of redemptions made by the Company’s stockholders; (5) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; businesses and management strategies and the expansion and growth of the operations of Yatra; (6) the risk that disruptions from the transaction will harm Yatra’s business; and (7) other factors detailed in the Company’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015 under the caption “Risk Factors.” Neither the Company nor Yatra is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAPIN 3 ACQUISITION CORPORATION
By: /s/ Sanjay Arora
Name: Sanjay Arora Title: Chief Executive Officer

Date: July 18, 2016

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Business Combination Agreement, dated July 13, 2016, by and among the Company, Yatra, TRTL Parent, TRTL Merger Sub, MIHI and Shareholder Representative Services LLC, solely in its capacity as the Shareholders’ Representative.
10.1	Amended and restated letter agreement, dated July 13, 2016, by and among the Company, Yatra and Macquarie Capital.
10.2	Letter agreement, dated July 13, 2016, between the Company and Deutsche Bank.
* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.